



New York Stock Exchange
11 Wall Street
New York, NY 10005

December 30, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value, of AllianzIM U.S. Large Cap 6 Month Buffer10 Jan/Jul ETF, a series of AIM ETF PRODUCTS TRUST, under the Exchange Act of 1934.

Sincerely,